

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Nov 9 2023 2:23PM
Original ID: 2023-001358964

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
Michelangelos David, LLC

II. The name and physical address of the registered agent of the limited liability company is:
National Registered Agents, Inc.
2232 Dell Range Blvd Ste 200
Cheyenne, WY 82009

III. The mailing address of the limited liability company is:
808 SE Commerce Ave.
Ste. 120
Battle Ground, WA 98604

IV. The principal office address of the limited liability company is:
808 SE Commerce Ave.
Ste. 120
Battle Ground, WA 98604

V. The organizer of the limited liability company is:
Clemen Cunningham
1431 E McKinney Street, Ste 130 Denton tX 76209

Signature: *Clemen Cunningham* Date: 11/09/2023

Print Name: Clemen Cunningham

Title: Organizer

Email: Clemen@crowdfundinglawyers.net

Daytime Phone #: (323) 799-1342

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Clemen Cunningham*   Date: 11/09/2023

Print Name: Clemen Cunningham

Title: Organizer

Email: Clemen@crowdfundinglawyers.net

Daytime Phone #:   (323) 799-1342

Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

National Registered Agents, Inc., whose registered office is located at 2232 Dell Range Blvd Ste 200, Cheyenne, WY 82009, voluntarily consented to serve as the registered agent for Michelangelos David, LLC and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Clemen Cunningham* Date: 11/09/2023

Print Name: Clemen Cunningham

Title: Organizer

Email: Clemen@crowdfundinglawyers.net

Daytime Phone #: (323) 799-1342

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Michelangelos David, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 9th day of November, 2023 at 2:23 PM.

Remainder intentionally left blank.



Filed Date: 11/09/2023

Chuck Gray

_____
Secretary of State

Filed Online By:

Clemen Cunningham

on 11/09/2023



Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 01/06/2024 12:00 PM
Original ID: 2023-001358964
Amendment ID: 2024-004551070

Limited Liability Company
Amendment to Articles of Organization

1. Name of the limited liability company:
   (Name must match exactly to the Secretary of State's records.)

   Michelangelos David LLC

2. The date of filing its articles of organization: 11/09/2023
   (Date must match exactly to the Secretary of State's records.)

3. Article number(s) I is amended as follows:

   See checklist below for article number information.

   The name of the limited liability company is:

   Silver David, LLC



Received
DEC 21 2023
Secretary of State
Wyoming

Signature:
(Shall be executed by a person authorized by the company.)

Date: 12/18/23
(mm/dd/yyyy)

Print Name: Clemen Cunningham

Title: Organizer

Contact Person: Clemen Cunningham

Daytime Phone Number: 323-799-1342

Email: clemen@crowdfundinglawyers.net

(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)

Checklist

- ☐ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.
- ☐ **Processing time is up to 15 business days** following the date of receipt in our office.
- ☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- ☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**
- ☐ *Refer to original articles of organization to determine the specific article number being amended or use the next number in sequence if you are adding an article. *Article number(s) is not the same as the filing ID number.*

LLC-Amendment – Revised June 2021

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **Silver David, LLC**
Old Name: **Michelangelos David, LLC**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **6th** day of **January**, **2024**



_____
Secretary of State

By: _____ Carmen Ponce _____

Filed Date: 01/06/2024